November 3, 2010

Ryan C. Larrenaga

One Financial Center

Boston, MA 02111

(617) 772-3743

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Patsy Mengiste

Re:	Columbia Funds Series Trust I (the “Registrant”); File No. 811-04367

Dear Ms. Mengiste:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1)	the RiverSource Balanced Fund series of Riversource Investment Series, Inc. (File No. 811-00054) into the Columbia Balanced Fund series of the Registrant;

2)	the RiverSource Strategic Income Allocation Fund series of RiverSource Strategic Allocation Series, Inc. (File No. 811-04133) into the Columbia Strategic Income Fund series of the Registrant;

3)	the RiverSource California Tax-Exempt Fund series of RiverSource California Tax-Exempt Trust (File No. 811-04646) and the Seligman California Municipal High-Yield Fund series and the Seligman California Municipal Quality Fund series of Seligman Municipal Series Trust (File No. 811-04250) into the Columbia California Tax-Exempt Fund series of the Registrant;

4)	the RiverSource New York Tax-Exempt Fund series of RiverSource Special Tax-Exempt Series Trust (File No. 811-04647) and the Seligman New York Municipal Fund series of Seligman Municipal Fund Series, Inc. (File No. 811-03828) into the Columbia New York Tax-Exempt Fund series of the Registrant; and

5)	the RiverSource Tax-Exempt high Income Fund series of RiverSource Tax-Exempt Income Series, Inc. (File No. 811-02901) and the Seligman National Municipal Fund series of Seligman Municipal Fund Series, Inc. into the Columbia Tax-Exempt series of the Registrant (collectively, the “Reorganizations”).

The Registration Statement is proposed to become effective on December 3, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/S/ RYAN C. LARRENAGA
Ryan C. Larrenaga Assistant Secretary Columbia Funds Series Trust I